FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the months of May, June, July, August and September 2003

GETTY COPPER INC. (File #000-1052204)

(Translation of registrant's name into English)

Suite 550-999 WEST HASTINGS STREET, VANCOUVER, BC CANADA V6C 2W2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Attachments:

1. Interim Financial Statements for the period ended March 31, 2003

2. Supplementary Information and Management Discussion for the period ended March 31, 2003

3. News Release dated September 2, 2003

4. Interim Financial Statements for the period ended June 30, 2003

5. Supplementary Information and Management Discussion for the period ended June 30, 2003

GETTY COPPER INC.

(Registrant)

Date: November 20, 2003

By:

“JOHN LEPINSKI”

 JOHN LEPINSKI

Its:

PRESIDENT

(Title)

GETTY COPPER INC.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2003

GETTY COPPER INC.

INTERIM BALANCE SHEET

MARCH 31, 2003

(In Canadian Dollars)

	March 31	December 31
ASSETS	2003	2002
Current assets
Cash and short-term investments	$ 44,407	$ 124,518
Exploration tax credits and goods and services tax recoverable	26,615	27,878
Prepaid expenses	13,963	7,601

	84,985	159,997

Mineral properties (note 3)	1,678,508	471,508

Capital assets (note 4)	195,715	199,325

	$ 1,959,208	$ 830,830

LIABILITIES
Current liabilities
Accounts payable	$ 186,636	$ 181,541
Wages Payable	2,435	1,866
Loan payable (note 5)	66,621	66,621
Current portion of mortgage payable	1,291	1,705

	256,983	251,733

Accounts payable deferred (note 6)	193,629	193,629

Mortgage payable (note 7)	98,860	98,860

	549,472	544,222

SHAREHOLDERS' EQUITY
Share capital (note 9)	13,419,794	12,219,794

Contributed surplus (note 9)	767,966	767,966

Deficit	(12,778,024)	(12,701,152)

	1,409,736	286,608

	$ 1,959,208	830,830

Approved by the Directors

“John B. Lepinski”

,  Director

“Donald R. Willoughby”

,  Director

See accompanying notes to the financial statements.

GETTY COPPER INC.

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THRTEEE MONTHS ENDED MARCH 31, 2003

(In Canadian Dollars)

Three Months Ended March 31,
2003	2002

Revenue:

Interest	$ 449	$ —
Rental Income	561	—
	1,010	—

Expenses:

Amortization	1,202	1,431
Bank charges and interest	4,093	5,144
Filing fees	2,248	787
Insurance	400	998
Management fees	7,500	7,500
Marketing and promotion	9,945	364
Office and miscellaneous	5,984	1,441
Professional fees	16,521	167
Rent	8,580	1,500
Telephone	2,311	1,533
Transfer fees	2,141	1,433
Travel	1,344	265
Wages and benefits	11,572	7,068
	73,841	29,631
Provision for impairment of exploration costs related to mineral properties	4,041	7,372
	77,882	37,003
Net Loss for the Period	76,872	37,003
Deficit, beginning	12,701,152	12,450,216
Deficit, ending, to Exhibit “A”	$ 12,778,024	$ 12,487,219

See accompanying notes to the financial statements.

GETTY COPPER INC.

INTERIM STATEMENT OF CASH FLOW

FOR THE THREE MONTHS ENDED MARCH 31, 2003

(In Canadian Dollars)

	Three Months Ended March 31,
	2003	2002
Cash flows from (used in) operating activities
Net loss for the period	$ (76,872)	$ (37,003)
Add: Items not involving cash
Amortization – administration	1,202	1,431
Provision for impairment and exploration
costs of mineral properties	4,041	7,372

	(71,629)	(28,200)
Net change in non-cash working
(Increase) Decrease in Exploration credits and
Goods and Services tax receivable	1,263	5,153
(Increase) Decrease in prepaid expenses	(6,362)	(2,040)
Increase (Decrease) in accounts payable	5,095	1,545
Increase (Decrease) in wages payable	569	(591)
Cash flows from (used in) financing activities	(71,064)	(24,133)

Cash Flows Used In Investing Activities
Acquisition costs mineral property purchase	(7,000)	—

Cash Flow Used In Financing Activities:
Exploration Costs	(1,633)	(4,602)
Mortgage Principal Repayments	(414)	—
Loan from Freeway Properties Inc.	—	29,000
	(2,047)	24,398

Change in Cash and short-term investments	(80,111)	265

Cash and short-term investments, beginning	124,518	1,436

Cash and short-term investments, ending	$ 44,407	$ 1,701

See accompanying notes to the financial statements.

GETTY COPPER INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2003

(In Canadian Dollars)

1.

General information

The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  In addition, the company is dependent upon external sources of financing in order to fund the exploration and development of its mineral properties.  The recoverability of amounts shown for mineral properties and the ability of the company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition thereof.

The company has an urgent need for equity capital and financing for working capital requirements and to fund exploration and development of its mineral properties.  The company is not in a position to discharge its liabilities as they became due in the ordinary course of business.

Effective March 7, 2003 the company changed its name to Getty Copper Inc.

2.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern.  The financial statements do not give effect to adjustments that would be necessary should the company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral properties

Costs of acquisition and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned.  If there is an indication of impairment the mineral properties are written down to the estimated net recoverable amount.  The company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

c)

Capital assets

Capital assets are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

30%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)    Stock option plan

The company records compensation expense when stock or stock options are issued to employees.  Prior to 2002, no compensation expense was recorded when stock or stock options were issued to employees.

e)    Future income taxes

The company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

f)   Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs.

g)

Flow-through financing

The company has issued flow-through shares, which transfer the tax deductibility of exploration expenditures to the investors.  Proceeds received on the issue of such shares is credited to share capital and the related exploration costs is charged to mineral properties.  The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

h)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of management estimates relate to the valuation of its mineral properties and the determination of useful lives of capital assets for purposes of calculating amortization.

3.

Mineral properties

	Mar. 31, 2003	Dec 31, 2002

Getty Northwest mineral claims, acquisition costs	$ 33,210	$ 33,210

Getty Central mineral claims, acquisition costs	109,883	9,300

Getty North mineral claims, acquisition costs	352,398	352,398

Getty South mineral claims, 50% interest , acquisition costs	1,069,134	63,300

Getty Southwest mineral claims, acquisition costs	113,883	13,300

Transvaal mineral claims, 50% interest	---	---

	$ 1,678,508	$ 471,508

Exploration costs provided for are comprised of:

	2003	2002

Assay	$ 473,396	$ 473,396
Drilling	4,207,932	4,207,932
Environmental	254,454	254,454
Feasibility study	129,886	129,886
Geology	2,421,242	2,420,131
Metallurgy	228,085	228,085
Other	1,708,934	1,706,004
Provision for impairment and exploration costs	(9,423,929)	(9,419,888)
	$ —	$ —

Capital asset amortization included in exploration costs during the period amounted to $2,408

(2002 - $2,770).

Exploration tax credits incurred during 2002 are included in exploration and amounted to $24,204.

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 200 square kilometres.

The Getty Northwest and Getty North mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the company.

The company acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak.  The terms of the acquisition were not met and on November 8, 2002 the company and Robak terminated the original agreement and entered into an agreement for the company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the company (see note 9) at a deemed value of $1,200,000, an agreement by the company to pay 100% of the costs to place the Getty South mineral claims into production, and a 1-1/2% net smelter royalty in favour of Robak.  The purchase to be completed subsequent to March 31, 2003 upon the receipt of regulatory approval.

The Transvaal mineral claims were acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), and are subject to a 1-1/2% net smelter royalty.  The company has a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once the condition is met, the company and Genco Resources Inc. will enter into a joint venture.  As of March 31, 2003 the company had spent $340,217 on exploration.

The company is pursuing approaches to further develop its mineral properties.  Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties the company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, during the period ended March 31, 2003 the company recorded a provision for impairment of the exploration costs in the amount of $4,041 and for the year ended December 31, 2002 $16,071 which included tax credits of $24,204.

4.

Capital assets

		Accumulated	March 2003	Dec. 2002
	Cost	Amortization	Net	Net

Automotive equipment	$ 39,602	$ 36,224	$ 3,378	$ 3,652
Computer equipment	94,424	83,555	10,869	11,750
Computer software	74,359	74,200	159	212
Office equipment	70,592	53,190	17,402	18,318
Portable buildings	12,112	11,328	784	848
Building	178,124	37,323	140,801	142,223
Land	22,322	—	22,322	22,322

	$ 491,535	$ 295,820	$ 195,715	$ 199,325

See note 7.

5.

Loan payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum, has no fixed terms of repayment, and is secured by a general security agreement.

6.

Accounts payable deferred

Creditors have agreed to defer payment of $193,629 until the earlier of June 3, 2004 or until the company has completed a financing that leaves it with a minimum working capital of $50,000.

7.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

2003	$ 1,291
2004	1,836
2005	1,976
2006	2,127
2007	92,921

$ 100,151

8.

Income taxes

Significant components of the company's future income tax assets and liabilities are as follows:

	March 31, 2003	December 31, 2002

Tax value of mineral properties in excess of book value	$1,505,000	$ 2,034,000
Tax value of capital assets in excess of book value	111,000	110,000

	1,616,000	2,144,000
Valuation allowance	1,616,000	(2,144,000)

	—	—

Net operating loss carryforwards	888,000	931,000
Valuation allowance	888,000	(931,000)

	—	—

Net future income tax liabilities	$ —	$ —

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

A reconciliation between the company's statutory and effective tax rates is as follows:

	2003	2002

Statutory rate	40%	40%
Tax rate change	(2%)	---
Unrecognized benefit of current year's losses	(38%)	(40)

Effective rate of tax recovery	---	---

At December 31, 2002 the company has approximately $2,463,000 of loss carryforwards available to reduce taxable income for future years.

These losses expire as follows:

2003	$ 501,000
2004	716,000
2005	397,000
2006	236,000
2007	195,000
2008	187,000
2009	231,000

$ 2,463,000

9.     Share capital

	2003		2002
	Shares	Amount	Shares	Amount
Authorized-
Unlimited number of Common shares

Issued-
Balance at January 1,	33,487,313	$15,034,913	28,402,313	$14,617,913
Share consolidation March 7	(16,743,656)
Acquisition of Mineral Claims*	6,000,000	1,200,000
Share issue costs		(2,815,119)	—	(2,812,703)

Balance, March 31,	22,743,657	$13,419,794	28,402,313	$11,805,210

*

The acquisition of the mineral claims as approved at the December 9. 2002 special meeting of the shareholders (see resolution below) and subsequently approved by the TSX Venture Exchange March 7, 2003.  The issuance of the 6,000,000 shares did not occur until the latter part of May 2003.

Upon motion, it was resolved as an ordinary resolution of disinterested shareholders, that the directors of the Corporation be authorized to complete the proposed agreement between the Corporation and Robak Industries Ltd., which is a company controlled by John Lepinski, president of Getty Copper

Inc., to acquire the Getty South property (as to 50%) and 100 % of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-consolidation) fully paid common shares, on the terms described in the information circular mailed to shareholders in furtherance of the meeting.

Details of foregoing  transaction can be reviewed in the information circular prepared for the December 9th, 2002  meeting which is publicly accessible at  www.sedar.com

During 2002, the company issued:

a)

3,000,000 units at $0.10 per unit. Each unit included one common share and one share purchase warrant which entitles the holder to purchase an additional share.  After consolidation, 1,500,000 warrants remain outstanding are priced at $0.20 up to September 24, 2003 and at $0.22 up to September 24, 2004.  At March 31, 2003, all of the warrants remain outstanding.

b)

2,000,000 units at $0.05 per unit.  Each unit included one common share and one share purchase warrant which entitles the holder to purchase an additional common share.  After consolidation 1,000,000 warrants remain outstanding and are priced at $0.20 up to September 26, 2003.  At March 31, 2003, all of the warrants remain outstanding.

c)  85,000 common shares at $0.20 per share upon the exercise of previously outstanding share purchase warrants.  The balance of the previously outstanding share purchase warrants expired during  2002.

Effective March 7, 2003 the issued and outstanding common shares of the company were consolidated on the basis of two common shares into one common share.

187,500 shares are held in escrow with their release subject to regulatory approval.  These shares were issued in 1985 for $3,750.  The escrow agreement calls for the release from escrow in accordance with the policies of the securities commission or the stock exchange.  These policies provide for the release based upon exploration and development expenditures by the company.

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration.  The shares were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc.  The shares were surrendered and cancelled incidental to the company's listing application. See note 3.

10.

Stock options

As of March 31, 2003 no options have been granted or exercised.  During 2002 the company amended its share option plan such that 3,345,231 post consolidation common shares are reserved for issuance under the plan.  See note 9.

11.

Commitments

The company is committed to make monthly payments of $3,000 to related parties, for management fees and rent.

12.

Other information

a)

Related party transactions

In addition to the transactions described elsewhere in the financial statements, the company had the following transactions and balances with officers and directors of the company and companies or professional firms with which officers or directors are associated.

	March 31, 2003	March 31, 2002
Exploration and development costs incurred	$ —	$ —
Accounts payable	$ 171,484	$ 164,324
Loan from Freeway Properties Inc.	$ 66,621	143,221
Expenses
Interest	$ 2,127	$ 3,444
Management fees	$ 7,500	$ 7,500
Professional fees	$ 3,142	$ —
Rent	$ 1,500	$ 1,500

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

b)

Financial instruments

The company's financial instruments consist of cash and short-term investments, tax credits and goods and services tax recoverable, accounts payable, wages payable, loan payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying value, unless otherwise noted.  Due to the uncertainty over the timing and amount of repayment, the fair value of the loan payable cannot be reasonably estimated.

c)

Loss per share

Loss per share figures have not been provided as management does not consider this information meaningful considering the company's activities to date.

d)

Statement of cash flows

	2003	2002
Cash used in operating activities includes:
Interest paid	$ 1,854	$ 1,200
Interest received	$ 449	$ —

GETTY COPPER INC.

FOR THE THREE MONTHS ENDED MARCH 31, 2003

SCHEDULE B

1.

Exploration and development costs:

Refer to Note 4 to the financial statements

Included in the General Administrative Expenses as Professional Fees are:

For the three months ended March 31, 2003 Legal $4,379, Accounting $3,142, Consulting Fees $9,000.

For the three months ended March 31, 2002 Legal $167, Accounting and Consulting Nil.

2.

General and administrative expenses:

Refer to the interim statement of  operations and deficit for the Three Months Ended March 31, 2003 and Note 12 to the financial statements.

3.

a)

Securities issued during the quarter:

(refer to Note 9 to the financial statements)

b)

Options granted during the quarter:

None (refer to note 10 to the financial statements)

c)

Authorized and issued share capital:

Refer to Note 9 to the financial statements

d)

Options, warrants and convertible securities outstanding:

Refer to Note 9 and 10 to the financial statements

e)

Shares in escrow or subject to pooling:

Refer to Note 9 to the financial statements

4.

List of Directors:

William J. Cummer

John B. Lepinski, President, CEO

Jean-Jacques Treyvaud

Vic Preto

Don Willoughby, Secretary, CFO

GETTY COPPER INC.

FOR THE THREE MONTHS ENDED MARCH 31, 2003

SCHEDULE C

MANAGEMENT DISCUSSION

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, Getty Copper Corp. has been conducting exploration for copper on its 200 km2, Highland Valley, B.C. mineral property, which adjoins the large copper-molybdenum mining and milling operation of  Highland Valley Copper in the Kamloops Mining Division, British Columbia, Canada.  The Company continues to seek additional properties worthy of exploration and development.  From 1995 to 1998, the Company engaged in the exploration of the Highland Valley mineral property, including a pre-feasibility study by Bateman Engineering, whereby they concluded that “an economic mineable reserve exists in the Getty North Copper Deposit.”  Bateman recommended to Getty Copper Corp. both limited pre-feasibility work and a full feasibility study.

The Getty North Deposit is currently estimated to contain a mineral resource of 72,093,000 drill indicated and drill inferred tonnes averaging 0.31%Cu, including 10,030,000 drill indicated and drill inferred tonnes of oxidized material having an average copper content of 0.40% and 44,405,000 drill indicated and drill inferred tonnes of sulphide copper resource having an average copper content of 0.37%.

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

During the three months ending March 30, 2003 no additional assets were purchased and some mineral claims were abandoned and relocated to consolidate the land package of the property in preparation for the new government regulations regarding mineral title and map staking.

During October 2001, Dr. J Oliver P.Geo completed a 1:10,000 scale geological map over portions of Getty Copper’s Highland Valley property. Geological data was supported with petrographic and lithogeochemical data.  An infill geochemical program was also implemented to clarify the nature of previous geochemical surveys. Geophysical data was also re-interpreted within the 2001 geological framework. The results of these programs may be summarized as follows:

i.

Heavy surficial cover, including both boulder and sandy tills covers much of the property. Ice transport direction is from the north to south. Any geochemical anomalies will have bedrock sources, which lie to the north of the till or soil anomaly, and may be significantly muted.

ii.

Bleached white, silicified, fine grained quartz porphyritic dyke rocks noted in the south western map area are not significantly mineralized.

iii.

A large metasomatically altered metavolcanic roof pendants, with prograde skarn assemblages, underlies much of the magnetic and IP anomalies forming the North Valley anomaly.

iv.

At least five north trending intrusive phases are noted within the map area. Rock composition varies from gabbro-diorites to granites. One of these phases, gabbros, may be permissive hosts to PGM mineralization. Disseminated and stockwork controlled mineralization is noted in the granodiorite rocks along the eastern portion of the property, in a area of extensive drift cover.

v.

A Eocene volcanic centre was mapped in the southeastern property area.

vi.

Large fault structures, the North Valley Fault, Glossie Fault and North Glossie Fault, have been mapped on the property. Two of these structures, the North Glossie and Glossie Faults, are associated with structurally controlled copper-silver vein systems. Mineralization within these structures occurs within well defined veins and quartz-carbonate replacements and within clay altered and bleached rocks in the footwall and hangingwall to these structural zones. The full width of these structurally controlled zones has not been determined. Copper values ranging from 1.81 to 4.18% Cu have been obtained from 1.2 m wide shear hosted veins within the core of the fault. These veins carry up to 5.6 ppm Ag. Rock samples from the footwall of the Glossie fault, external to the central veins in a “cryptic” mineralized zone carry 2.16% Cu and 11.8 g/t Ag over indeterminant widths.

vii.

The surface expression of these structurally controlled fault systems are often highly recessive but, based on an initial geochemical orientation survey, are traceable in B horizon soils.

viii.        A $270,000 follow-up work program for the exploration of (1) high grade structurally controlled  copper-silver zones (2) stockwork or disseminated porphyry style mineralization and (3) screening for potential PGM systems in mafic to ultramafic rocks is recommended.

At the years ended December 31, 2001 and December 31, 2002 the financial statements were adjusted to reflect a provision for impairment of mineral properties.  The Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Without a full feasibility study, the Company is unable to determine that it has economically recoverable reserves.  In addition at this time there is no certainty that the company will be able to obtain the necessary financing to complete the exploration and development of the mineral properties. However, the board of directors is confident that a full feasibility will obtain positive results and will therefore continue to actively pursue the development and financing requirements of the Company.

The Company performs its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The company’s management remains committed to the development of the company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.  We are optimistic that in the year 2003 and beyond we will see a return to better conditions in the resource industry in British Columbia.

The Company’s working capital deficiency decreased to $172,444 for the three months ended March 31, 2003 from a deficiency of $91,736 at March 31, 2002. General and administrative expenditures for the three months ended March 31, 2003 increased to $73,841 compared to $29,631 March 31, 2002. Filing fees increased by $1,462 due to the increase in Edgar filing for U.S. disclosure. Professional fees have increased during the three months ended March 31, 2003 to $16,521 from $167 (2002) due to legal and accounting costs associated with the completion of the 2 for 1 share consolidation, extension of warrants and consulting fees associated with public relations.  The Company has produced brochures summarizing the company’s history and activities, thus marketing and promotion increased to $9,945 from $364 (2002).  Rent is $7,080 higher than the three months ended March 31, 2002 and telephone is $778 higher, due to the additional costs associated with the Vancouver office.  Office expenses increased by $4,543 compared to the previous years first quarter, much of this included printing of letterhead, business cards because of the name change to Getty Copper Inc. from Getty Copper Corp. as well as revamping and updating of computer software.

Getty Copper Inc.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED June 30, 2003

Sept 02, 2003 – Coquitlam, B.C. –Getty Copper Inc. [TSX Venture Exchange: GTC] (the “Company”), announces the financial results for the Company’s second quarter ended June 30, 2003.

For the six months ended June 30, 2003, the Company’s Net loss for period is $108,939 higher than the six months ended June 30, 2002 due to the increase costs associated with Edgar filings, as well as legal and accounting costs associated with the completion of the 2 for 1 share consolidation , extension of warrants and consulting fees associated with public relations and rent of the Vancouver location. In addition, the Company recorded $55,771as a provision for impairment of exploration costs related to mineral properties as compared to $14,931 (2002). Ongoing reviews of previous geological, geophysical programs are being conducted to determine future work programs.

Financial and Operating Highlights (Unaudited), provided by management

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Total Revenue	$1,036	$181	$2,046	$181
Expenses	$83,458	$57,704	$157,299	$87,335
Write Down Mineral Properties	$51,730	$14,931	$55,771	$14,931
Net Loss	$134,152	$72,454	$211,024	$102,085

Condensed Balance Sheets (Unaudited)

As at,	June 30, 2003	December 31, 2002	% change

Assets	$1,926,217	$830,830	131.8%
Liabilities	$650,633	$544,222	19.5%
Shareholders’ Equity	$1,275,584	$286,608	345.1%

Assets and Shareholder’s equity increased during the six months due to the acquisition of mineral claims as approved at the December 9, 2002 special meeting of the shareholders and subsequently approved by the TSX Venture Exchange March 7, 2003. The issuance of 6,000,000 shares occurred in the latter part of May 2003.

The Company acquired the Getty South property (as to 50%) and 100% of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-consolidation) fully paid common shares.

Effective March 7, 2003 the issued and outstanding common shares of the company were consolidated on the basis of two common shares into one common share, and. the Company name changed from Getty Copper Corp. to Getty Copper Inc.

Subsequent to June 30, 2003, an aggregate of 900,000 warrants were exercised for 900,000 common shares at $0.20 per share, raising $180,000.

During the quarter, the company held the Annual General Meeting during which shareholders elected three new directors to the Company’s Board of Directors. Mr. Gardner, Smith and Raleigh joined the incumbent Board Members of Mr. Lepinski, Willoughby, Preto, Treyvard; to act as the Company’s board for the ensuing year.

Mr. Robert C. Gardner, QC has an extensive background in both business and legal professions and brings the company many years of public company experience. Mr. Brian R. D. Smith QC has a wealth of experience in both the private and public sectors. Mr. Smith is the past Chairman BC Hydro, past Chairman Canadian National Railways, previous Attorney General of British Columbia, past Minister of Energy and Mines for the Province of British Columbia, as well as the past Minister of Education for BC. Mr. Pat Raleigh, P. Eng., has extensive mining operational experience. He has held various senior positions with Falconbridge Ltd including past Principal Engineer.

On Behalf of	Getty Copper Inc. [TSX-V:GTC]
Getty Copper Inc.	1000 Austin Avenue
Coquitlam, British Columbia
John Lepinski	Canada, V3K 3P1
Contact: John Lepinski
President, CEO	Phone: (604) 931-3231 Fax: (604) 931-2814
Website: www.gettycopper.com

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release.

GETTY COPPER INC.

INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

June 30, 2003

GETTY COPPER INC.

INTERIM BALANCE SHEET

(UNAUDITED)

JUNE 30, 2003

	June 30	December 31
ASSETS	2003	2002
Current assets
Cash and short-term investments	$ 6,711	$ 124,518
Exploration tax credits and goods and services tax recoverable	30,621	27,878
Prepaid expenses	17,875	7,601

	55,207	159,997

Mineral properties (note 3)	1,678,508	471,508

Capital assets (note 4)	192,502	199,325

	$ 1,926,217	$ 830,830
LIABILITIES
Current liabilities
Accounts payable (note 6)	$ 471,812	$ 181,541
Wages Payable	2,472	1,866
Loan payable (note 5)	76,621	66,621
Current portion of mortgage payable	868	1,705

	551,773	251,733

Accounts payable deferred	—	193,629

Mortgage payable (note 7)	98,860	98,860

	650,633	544,222
SHAREHOLDERS' EQUITY
Share capital (note 9)	13,419,794	12,219,794

Contributed surplus (note 9)	767,966	767,966

Deficit	(12,912,176)	(12,701,152)

	1,275,584	286,608

	$ 1,926,217	$ 830,830

Approved by the Directors

“John B. Lepinski”

,  Director

“Donald R. Willoughby”

,  Director

See accompanying notes to the financial statements.

GETTY COPPER INC.

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2003

Three Months Ended June 30, 2003	Six Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002

Revenue:

Interest	$ 476	$ 925	$ 181	$ 181
Rental Income	560	1,121	─	—
	$ 1,036	$ 2,046	$ 181	$ 181

Expenses:

Amortization	1,217	2,419	1,432	2,863
Bank charges and interest	4,885	8,978	8,799	13,943
Filing fees	6,676	8,924	3,937	4,724
Insurance	201	601	698	1,696
Management fees	7,500	15,000	7,500	15,000
Marketing and promotion	257	10,202	55	419
Office and miscellaneous	3,230	9,214	5,783	7,224
Professional fees	25,012	41,533	8,297	8,464
Property taxes	4,251	4,251	4,376	4,376
Rent	9,282	17,862	1,500	3,000
Telephone	2,547	4,858	1,665	3,198
Transfer fees	5,986	8,127	2,841	4,274
Travel	1,290	2,634	815	1,080
Wages and benefits	11,124	22,696	10,006	17,074
	$ 83,458	$ 157,299	$ 57,704	$ 87,335
Net loss before other item	82,422	155,253	57,523	87,154
Provision for impairment of exploration costs related to mineral properties	51,730	55,771	14,931	14,931
Net Loss for the Period	134,152	211,024	72,454	102,085
Deficit, beginning	12,701,152	12,701,152	12,450,216	12,450,216
Deficit, ending, to Exhibit “A”	$ 12,835,304	$ 12,912,176	$ 12,522,670	$ 12,552,301

See accompanying notes to the financial statements.

GETTY COPPER INC.

INTERIM STATEMENT OF CASH FLOW

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2003

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
Cash flows from (used in) operating activities
Net loss for the period	$(134,152)	$(211,024)	$(72,454)	$(102,085)
Add: Items not involving cash
Amortization – administration	1,217	2,419	1,432	2,863
Provision for impairment & exploration
costs of mineral properties	51,730	55,771	14,931	14,931

	(81,205)	(152,834)	(56,091)	(84,291)
Net change in non-cash working
(Increase) Decrease in Exploration credits
and goods and Services tax receivable	(4,006)	(2,743)	(759)	4,394
(Increase) Decrease in prepaid expenses	(3,912)	(10,274)	(390)	(2,430)
Increase (Decrease) in accounts payable	91,547	96,642	28,379	29,924
Increase (Decrease) in wages payable	37	606	603	12
Cash flows from (used in) operations	2,461	(68,603)	(28,258)	(52,391)

Cash Flows from (Used In) Investing Activities
Acquisition of capital assets	(430)	(430)	—	—

Cash Flow from (Used In) Financing Activities:
Mineral Properties	—	$7,000	—	—
Exploration Costs	(49,304)	(50,937)	(4,789)	(9,391)
Mortgage Principal Repayments	(423)	(837)	—	—
Loan from Freeway Properties Inc.	10,000	10,000	33,400	62,400
	(39,727)	(48,774)	28,611	53,009

Change in Cash and short-term investments	(37,696)	(117,807)	353	618

Cash and short-term investments, beginning	44,407	124,518	1,701	1,436

Cash and short-term investments, ending	$ 6,711	$ 6,711	$ 2,054	$ 2,054

See accompanying notes to the financial statements.

GETTY COPPER INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2003

1.

General information

The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  In addition, the company is dependent upon external sources of financing in order to fund the exploration and development of its mineral properties.  The recoverability of amounts shown for mineral properties and the ability of the company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition thereof.

The company has an urgent need for equity capital and financing for working capital requirements and to fund exploration and development of its mineral properties.  The company is not in a position to discharge its liabilities as they became due in the ordinary course of business.

Effective March 7, 2003 the company changed its name to Getty Copper Inc.

2.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern.  The financial statements do not give effect to adjustments that would be necessary should the company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral properties

Costs of acquisition and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned.  If there is an indication of impairment the mineral properties are written down to the estimated net recoverable amount.  The company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

c)

Capital assets

Capital assets are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

30%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)

Stock option plan

The company records compensation expense when stock or stock options are issued to employees.  Prior to 2002, no compensation expense was recorded when stock or stock options were issued to employees.

e)

Future income taxes

The company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

f)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs.

g)

Flow-through financing

The company has issued flow-through shares, which transfer the tax deductibility of exploration expenditures to the investors.  Proceeds received on the issue of such shares is credited to share capital and the related exploration costs is charged to mineral properties.  The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

h)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of management estimates relate to the valuation of its mineral properties and the determination of useful lives of capital assets for purposes of calculating amortization.

3.

Mineral properties

	June 30, 2003	Dec 31, 2002

Getty Northwest mineral claims, acquisition costs	$ 33,210	$ 33,210

Getty Central mineral claims, acquisition costs	109,883	9,300

Getty North mineral claims, acquisition costs	352,398	352,398

Getty South mineral claims, 50% interest , acquisition costs	1,069,134	63,300

Getty Southwest mineral claims, acquisition costs	113,883	13,300

Transvaal mineral claims, 50% interest	---	---

	$ 1,678,508	$ 471,508

Exploration costs provided for are comprised of:

	2003	2002

Assay	$ 473,396	$ 473,396
Drilling	4,207,932	4,207,932
Environmental	254,454	254,454
Feasibility study	177,148	129,886
Geology	2,420,806	2,420,131
Metallurgy	228,085	228,085
Other	1,713,838	1,706,004
Provision for impairment and exploration costs	(9,475,659)	(9,419,888)
	$ —	$ —

Capital asset amortization included in exploration costs during the period amounted to $4,833

(2002 - $5,540).

Exploration tax credits incurred during 2002 are included in exploration and amounted to $24,204.

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 200 square kilometres.

The Getty Northwest and Getty North mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the company.

The company acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak.  The terms of the acquisition were not met and on November 8, 2002 the company and Robak terminated the original agreement and entered into an agreement for the company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the company (see note 9) at a deemed value of $1,200,000, an agreement by the company to pay 100% of the costs to place the Getty South mineral claims into production, and a   1-1/2% net smelter royalty in favour of Robak.

The Transvaal mineral claims were acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), and are subject to a 1-1/2% net smelter royalty.  The company has a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once the condition is met, the company and Genco Resources Inc. will enter into a joint venture.  As of June 30, 2003 the company had spent $340,416 on exploration.

The company is pursuing approaches to further develop its mineral properties.  Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties the company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, during the period ended June 30, 2003 the company recorded a provision for impairment of the exploration costs in the amount of $55,771 and for the year ended December 31, 2002 $16,071 which included tax credits of $24,204.

4.

Capital assets

		Accumulated	June 2003	Dec. 2002
	Cost	Amortization	Net	Net

Automotive equipment	$ 39,602	$ 36,498	$ 3,104	$ 3,652
Computer equipment	94,854	84,469	10,385	11,750
Computer software	74,359	74,253	106	212
Office equipment	70,592	54,106	16,486	18,318
Portable buildings	12,112	11,391	721	848
Building	178,124	38,746	139,378	142,223
Land	22,322	—	22,322	22,322

	$ 491,965	$ 299,463	$ 192,502	$ 199,325

See note 7.

5.

Loan payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum, has no fixed terms of repayment, and is secured by a general security agreement.

6.

Accounts payable deferred

Creditors have agreed to defer payment of $193,629 until the earlier of June 3, 2004 or until the company has completed a financing that leaves it with a minimum working capital of $50,000.

7.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

2003	$ 868
2004	1,836
2005	1,976
2006	2,127
2007	92,921

$ 99,728

8.

Income taxes

Significant components of the company's future income tax assets and liabilities are as follows:

	June 30, 2003	December 31, 2002

Tax value of mineral properties in excess of book value	$ 1,506,000	$ 2,034,000
Tax value of capital assets in excess of book value	112,000	110,000

	1,618,000	2,144,000
Valuation allowance	(1,618,000)	(2,144,000)

	—	—

Net operating loss carryforwards	958,000	931,000
Valuation allowance	(958,000)	(931,000)

	—	—

Net future income tax liabilities	$ —	$ —

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

A reconciliation between the company's statutory and effective tax rates is as follows:

	2003	2002

Statutory rate	40%	40%
Tax rate change	(2%)	---
Unrecognized benefit of current year's losses	(38%)	(40)

Effective rate of tax recovery	---	---

At December 31, 2002 the company has approximately $2,460,000 of loss carryforwards available to reduce taxable income for future years.

These losses expire as follows:

2003	$ 501,000
2004	716,000
2005	397,000
2006	236,000
2007	195,000
2008	187,000
2009	228,000

$ 2,460,000

9.    Share capital

	2003		2002
	Shares	Amount	Shares	Amount
Authorized-
Unlimited number of Common shares

Issued-
Balance at January 1,	33,487,313	$15,034,913	28,402,313	$14,617,913
Share consolidation March 7	(16,743,656)
Acquisition of Mineral Claims*	6,000,000	1,200,000
Share issue costs		(2,815,119)	—	(2,812,703)

Balance, March 31,	22,743,657	$13,419,794	28,402,313	$11,805,210

*

The acquisition of the mineral claims as approved at the December 9. 2002 special meeting of the shareholders (see resolution below) and subsequently approved by the TSX Venture Exchange March 7, 2003.  The issuance of the 6,000,000 shares occurred in the latter part of May 2003.

Disinterested shareholders approved an agreement between the Corporation and Robak Industries Ltd., which is a company controlled by John Lepinski, president of Getty Copper

Inc., to acquire the Getty South property (as to 50%) and 100 % of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-consolidation) fully paid common shares.

During 2002, the company issued:

a)

3,000,000 units at $0.10 per unit. Each unit included one common share and one share purchase warrant which entitles the holder to purchase an additional share.  After consolidation, 1,500,000 warrants remain outstanding are priced at $0.20 up to September 24, 2003 and at $0.22 up to September 24, 2004.  At June 30, 2003, all of the warrants remain outstanding.

b)

2,000,000 units at $0.05 per unit.  Each unit included one common share and one share purchase warrant which entitles the holder to purchase an additional common share.  After consolidation 1,000,000 warrants remain outstanding and are priced at $0.20 up to September 26, 2003.  At June 30, 2003, all of the warrants remain outstanding.  See note 13 Subsequent Events.

a)

85,000 common shares at $0.20 per share upon the exercise of previously outstanding share purchase warrants.  The balance of the previously outstanding share purchase warrants expired during  2002.

Effective March 7, 2003 the issued and outstanding common shares of the company were consolidated on the basis of two common shares into one common share.

187,500 shares are held in escrow with their release subject to regulatory approval.  These shares were issued in 1985 for $3,750.  The escrow agreement calls for the release from escrow in accordance with the policies of the securities commission or the stock exchange.  These policies provide for the release based upon exploration and development expenditures by the company.

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration.  The shares were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc.  The shares were surrendered and cancelled incidental to the company's listing application. See note 3.

10.

Stock options

As of June 30, 2003 no options have been granted or exercised.  During 2002 the company amended its share option plan such that 3,345,231 post consolidation common shares are reserved for issuance under the plan.  See note 9.

11.

Commitments

The company is committed to make monthly payments of $3,000 to related parties, for management fees and rent.

12.

Other information

a)

Related party transactions

In addition to the transactions described elsewhere in the financial statements, the company had the following transactions and balances with officers and directors of the company and companies or professional firms with which officers or directors are associated.

	June 30, 2003	June 30, 2002
Exploration and development costs incurred	$ —	$ —
Accounts payable	$ 193,001	$ 179,411
Loan from Freeway Properties Inc.	$ 76,621	$ 176,621
Expenses
Interest	$ 4,329	$ 7,530
Management fees	$ 15,000	$ 15,000
Professional fees	$ 11,387	$ 6,088
Rent	$ 3,000	$ 3,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

b)

Financial instruments

The company's financial instruments consist of cash and short-term investments, tax credits and goods and services tax recoverable, accounts payable, wages payable, loan payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying value, unless otherwise noted.  Due to the uncertainty over the timing and amount of repayment, the fair value of the loan payable cannot be reasonably estimated.

c)

Loss per share

Loss per share figures have not been provided as management does not consider this information meaningful considering the company's activities to date.

d)

Statement of cash flows

	2003	2002
Cash used in operating activities includes:
Interest paid	$ 3,701	$ 2,080
Interest received	$ 925	$ 181

13.

Subsequent Events

During the latter part of July 2003, 1,000,000 warrants were exercised for 1,000,0000 common share at $0.20 per share, raising $200,000.  These warrants were due to expire September 26, 2003.

GETTY COPPER INC.

FOR THE SIX  MONTHS ENDED JUNE 30, 2003

SCHEDULE B

1.

Exploration and development costs:

Refer to Note 4 to the financial statements

Included in the General Administrative Expenses as Professional Fees are:

For the six months ended June 30, 2003 Legal $15,646, Accounting $12,387, Consulting Fees $13,500.

For the six months ended June 30, 2002 Legal $1,833, Accounting $6,088 and Consulting Nil.

For the three months ended June 30, 2003 Legal $11,267, Accounting $9,245, Consulting Fees $4,500.

For the three months ended June 30, 2002 Legal $1,666, Accounting $6,088 and Consulting Nil.

2.

General and administrative expenses:

Refer to the interim statement of  operations and deficit for the Six Months Ended June 30, 2003 and Note 12 to the financial statements.

3.

a)

Securities issued during the quarter:

(refer to Note 9 to the financial statements)

b)

Options granted during the quarter:

None (refer to note 10 to the financial statements)

c)

Authorized and issued share capital:

Refer to Note 9 to the financial statements

d)

Options, warrants and convertible securities outstanding:

Refer to Note 9 and 10 to the financial statements

e)

Shares in escrow or subject to pooling:

Refer to Note 9 to the financial statements

4.

List of Directors:

John B. Lepinski, President, CEO

Donald  Willoughby FCA, CFP, Secretary, CFO

Jean-Jacques Treyvaud

Vittorio Preto P.Geo

Robert C. Gardner,  QC

Patrick Raleigh

Brian R. D. Smith

GETTY COPPER INC.

FOR THE SIX MONTHS ENDED JUNE 30, 2003

SCHEDULE C

MANAGEMENT DISCUSSION

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, Getty Copper Corp. has been conducting exploration for copper on its 200 km2, Highland Valley, B.C. mineral property, which adjoins the large copper-molybdenum mining and milling operation of  Highland Valley Copper in the Kamloops Mining Division, British Columbia, Canada.  The Company continues to seek additional properties worthy of exploration and development.  From 1995 to 1998, the Company engaged in the exploration of the Highland Valley mineral property, including a pre-feasibility study by Bateman Engineering, whereby they concluded that “an economic mineable reserve exists in the Getty North Copper Deposit.”  Bateman recommended to Getty Copper Corp. both limited pre-feasibility work and a full feasibility study.

The Getty North Deposit is currently estimated to contain a mineral resource of 72,093,000 drill indicated and drill inferred tonnes averaging 0.31%Cu, including 10,030,000 drill indicated and drill inferred tonnes of oxidized material having an average copper content of 0.40% and 44,405,000 drill indicated and drill inferred tonnes of sulphide copper resource having an average copper content of 0.37%.

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

Ongoing reviews of previous geological , geophysical and geochemical programs are being conducted to determine future work programs.

During the six months ending June 30, 2003 a scanner for the office was purchased for $458 and a number of mineral claims were abandoned and relocated to consolidate the land package in preparation for the new government regulations regarding mineral title and map staking.

During October 2001, Dr. J Oliver P.Geo completed a 1:10,000 scale geological map over portions of Getty Copper’s Highland Valley property. Geological data was supported with petrographic and lithogeochemical data.  An infill geochemical program was also implemented to clarify the nature of previous geochemical surveys. Geophysical data was also re-interpreted within the 2001 geological framework. The results of these programs may be summarized as follows:

i.

Heavy surficial cover, including both boulder and sandy tills covers much of the property. Ice transport direction is from the north to south. Any geochemical anomalies will have bedrock sources, which lie to the north of the till or soil anomaly, and may be significantly muted.

ii.

Bleached white, silicified, fine grained quartz porphyritic dyke rocks noted in the south western map area are not significantly mineralized.

iii.

A large metasomatically altered metavolcanic roof pendants, with prograde skarn assemblages, underlies much of the magnetic and IP anomalies forming the North Valley anomaly.

iv.

At least five north trending intrusive phases are noted within the map area. Rock composition varies from gabbro-diorites to granites. One of these phases, gabbros, may be permissive hosts to PGM mineralization. Disseminated and stockwork controlled mineralization is noted in the granodiorite rocks along the eastern portion of the property, in a area of extensive drift cover.

v.

A Eocene volcanic centre was mapped in the southeastern property area.

vi.

Large fault structures, the North Valley Fault, Glossie Fault and North Glossie Fault, have been mapped on the property. Two of these structures, the North Glossie and Glossie Faults, are associated with structurally controlled copper-silver vein systems. Mineralization within these structures occurs within well defined veins and quartz-carbonate replacements and within clay altered and bleached rocks in the footwall and hangingwall to these structural zones. The full width of these structurally controlled zones has not been determined. Copper values ranging from 1.81 to 4.18% Cu have been obtained from 1.2 m wide shear hosted veins within the core of the fault. These veins carry up to 5.6 ppm Ag. Rock samples from the footwall of the Glossie fault, external to the central veins in a “cryptic” mineralized zone carry 2.16% Cu and 11.8 g/t Ag over indeterminant widths.

vii.

The surface expression of these structurally controlled fault systems are often highly recessive but, based on an initial geochemical orientation survey, are traceable in B horizon soils.

viii.        A $270,000 follow-up work program for the exploration of (1) high grade structurally controlled  copper-silver zones (2) stockwork or disseminated porphyry style mineralization and (3) screening for potential PGM systems in mafic to ultramafic rocks is recommended.

At the years ended December 31, 2001 and December 31, 2002 the financial statements were adjusted to reflect a provision for impairment of mineral properties.  The Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Without a full feasibility study, the Company is unable to determine that it has economically recoverable reserves.  In addition at this time there is no certainty that the company will be able to obtain the necessary financing to complete the exploration and development of the mineral properties. However, the board of directors is confident that a full feasibility will obtain positive results and will therefore continue to actively pursue the development and financing requirements of the Company.

The Company performs its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The company’s management remains committed to the development of the company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.  We are optimistic that in the year 2003 and beyond we will see a return to better conditions in the resource industry in British Columbia.

The Company’s working capital deficiency increased to $496,566 for the six months ended June 30, 2003 from a deficiency of $91,736 at December 31, 2002 a large part of the increase ($193,629) in working capital deficiency can be attributed to deferred payables that will become due on June 3, 2004.  General and administrative expenditures for the six months ended June 30, 2003 increased to $157,299 compared to $87,335 June 30, 2002. Filing fees increased by $4,200 due to the increase in Edgar filing for U.S. disclosure. Professional fees have increased during the six months ended June 30, 2003 to $41,533 from $8,464 (2002) due to legal and accounting costs associated with the completion of the 2 for 1 share consolidation, extension of warrants and consulting fees associated with public relations.  The Company has produced brochures summarizing the company’s history and activities, thus marketing and promotion increased to $10,202 from $419 (2002).  Rent is $14,862 higher than the six months ended June 30, 2002 and telephone is $1,660 higher, due to the additional costs associated with the Vancouver office.  Office expenses increased by $1,990 compared to the previous years second quarter, much of this included printing of letterhead, business cards because of the name change to Getty Copper Inc. from Getty Copper Corp. as well as revamping and updating of computer software.

Subsequent to the June 30, 2003 quarterly report, 900,000 warrants were exercised for 900,000 common shares at $0.20 per share, raising $180,000.  These warrants were due to expire September 26, 2003.